Filed by Envestnet, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Yodlee, Inc.
Form S-4 File No.: 333-206863

Envestnet and Yodlee Complete Calculation of Per Share Cash Consideration and Per Share Stock Consideration

Chicago, IL—November 19, 2015—Envestnet, Inc. (NYSE: ENV), a leading provider of unified wealth management technology and services to financial advisors, and Yodlee, Inc. (NASDAQ: YDLE), the leading cloud-based platform driving digital financial innovation, today announced that they have completed the calculation of the per share cash consideration and per share stock consideration applicable to Envestnet’s acquisition of Yodlee.  The acquisition was originally announced on August 10, 2015.

As a result of the final calculation of Envestnet’s volume weighted average sales price per share for the ten full trading days ending on and including November 17, 2015, the date that is the second full trading day prior to the anticipated closing of the Yodlee acquisition, changes in the capitalization of Envestnet and Yodlee since the announcement of the acquisition and taking into account the tax withholding and net share settlement procedures applicable to employee equity awards in the acquisition, the amount of cash and fraction of a share of Envestnet common stock that Envestnet will issue in exchange for each share of Yodlee common stock in the acquisition is:

Envestnet Stock Value (using 10 day VWAP)	Per Share Cash Consideration	Per Share Stock Consideration	Aggregate Value for Shares of Yodlee Common Stock*
$31.6509	$11.51	0.1889	$17.49

*                                         Based on the Envestnet Stock Value (using 10 day VWAP)

Yodlee stockholders should consider the above calculations together with the illustrative calculations in Yodlee’s Definitive Proxy Statement on Schedule 14A (as amended, supplemented or modified) filed with the Securities and Exchange Commission on October 26, 2015.

A special meeting of Yodlee stockholders is scheduled to take place on November 19, 2015 at 10:00 a.m. California time. The meeting will be held at Yodlee’s headquarters at 3600 Bridge Parkway, Suite 200, Redwood City, CA 94065. All stockholders of record of Yodlee’s common stock as of the close of business on October 12, 2015, will be entitled to vote their shares either in person or by proxy at the stockholder meeting.

About Envestnet

Envestnet, Inc. (NYSE: ENV) is a leading provider of unified wealth management technology and services to investment advisors. Our open-architecture platforms unify and fortify the wealth management process, delivering unparalleled flexibility, accuracy, performance, and value. Envestnet solutions enable the transformation of wealth management into a transparent, independent, objective, and fully-aligned standard of care, and empower advisors to deliver better outcomes.

Envestnet’s Advisor Suite® software empowers financial advisors to better manage client outcomes and strengthen their practices. Envestnet provides institutional-quality research and advanced portfolio solutions through our Portfolio Management Consultants group, Envestnet | PMC®. Envestnet | Tamarac provides leading rebalancing, reporting, and practice management software.

For more information on Envestnet, please visit www.envestnet.com and follow @ENVintel (https://twitter.com/envintel).

About Yodlee

Yodlee (NASDAQ:YDLE) is the Platform for Financial Innovation. More than 950 companies globally, including 12 of the top 20 U.S. financial institutions, rely on Yodlee to power personalized financial apps and services for millions of consumers driving retention, engagement, and revenue. Leveraging the industry’s largest data platform, Yodlee also delivers real-time insight into consumer behaviors to create more dynamic interactions — anywhere, anytime, on any device.

Yodlee is headquartered in Redwood City, California. For more information, visit www.yodlee.com.

Cautionary Statement Regarding Forward-Looking Statements

The forward-looking statements made in this press release and its attachments concerning, among other things, expected financial performance and outlook, strategic operational plans and growth strategy are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties and actual results could differ materially from the results expressed or implied by such forward-looking statements. Furthermore, reported results should not be considered as an indication of future performance. The potential risks, uncertainties and other factors that could cause actual results to differ from those expressed by the forward-looking statements in this press release include, but are not limited to, difficulty in sustaining rapid revenue growth, which may place significant demands on administrative, operational and financial resources, fluctuations in revenue, the concentration of nearly all of revenues from the delivery of investment solutions and services to clients in the financial advisory industry, reliance on a limited number of clients for a material portion of revenue, the renegotiation of fee percentages or termination of our services by our clients, our ability to identify potential acquisition candidates, complete acquisitions and successfully integrate acquired companies, the impact of market and economic conditions on revenues, compliance failures, regulatory actions against us, the failure to protect our intellectual property rights, our inability to successfully execute the conversion of our clients’ assets from their technology platform to our technology platform in a timely and accurate manner, general economic conditions, changes to previously reported financial information as a result of political and regulatory conditions, as well as management’s response to these factors. More information regarding these and other risks, uncertainties and factors is contained in our filings with the Securities and Exchange Commission (“SEC”) which are available on the SEC’s website at www.sec.gov or our Investor Relations website at http://ir.envestnet.com/ or http://ir.yodlee.com/. You are cautioned not to unduly rely on these forward-looking statements, which speak only as of the date of this press release. All information in this press release is as of November 19, 2015 and, unless required by law, the Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to report the occurrence of unanticipated events.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Envestnet and Yodlee. In connection with the proposed transaction, Envestnet has filed a registration statement on Form S-4, containing a proxy statement of Yodlee with the SEC. The final proxy statement/prospectus has been delivered to the stockholders of Yodlee. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Envestnet or Yodlee may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Stockholders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Envestnet are available free of charge on Envestnet’s website at www.envestnet.com. Copies of documents filed with the SEC by Yodlee are available free of charge on Yodlee’s website at www.yodlee.com.

Participants in Solicitation

Envestnet, Yodlee and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Envestnet is set forth in the proxy statement for Envestnet’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2015, and Envestnet’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. Information about the directors and executive officers of Yodlee is set forth in the proxy statement for Yodlee’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2015, and Yodlee’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

CONTACTS:

Envestnet

Investors:

Investor Relations

Investor.relations@envestnet.com

(312) 827-3940

Public Relations:

Dana Taormina

JCPR

(973) 850-7305

dtaormina@jcprinc.com

Yodlee

Investor Contact: Sheila B. Ennis

ICR, Inc.

IR@yodlee.com

(415) 430-2073

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